UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38857

BIT ORIGIN LTD

(Translation of registrant’s name into English)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraordinary general meeting of shareholders of BIT ORIGIN LTD (the “Company”), attached hereto and incorporated by reference herein are Notice of Meeting of Shareholders and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meetings of Shareholders and Proxy Statement
99.2	Form of Proxy Card for the Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2026	BIT ORIGIN LTD

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief Operating Officer and Chairman of the Board